July 20, 2007

United States Securities and Exchange Commission

Washington, D. C. 20549

Attn:	Mr. Kevin Woody
Branch Chief

Re:	Kimco Realty Corporation (the “Company”)
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007
File No. 1-10899

Dear Mr. Woody:

In reply to your letter dated July 11, 2007, on the above-mentioned File Number, please find our responses to your comments:

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 72

1.

We have reviewed your response to comment number 2. Please tell us specifically what the Company intends to do to “address” all uncaptioned subtotals on the face of the Consolidated Statements of Income. Within your response, please address the provisions of Item 10(e)(1)(ii)(C) of Regulation S-K.

Response

The Company has reviewed the provisions of Item 10(e)(1)(ii)(C) of Regulation S-K and, in future filings will present its Consolidated Statements of Income as follows (in thousands):

Year Ended December 31, 2006
Revenues from rental property	$ 593,880

Rental property expenses:
Rent	11,786
Real estate taxes	75,515
Operating and maintenance	74,178
Total rental property expenses	161,479

Revenues from rental property less Rental property expenses	432,401

Mortgage and other financing income	18,816
Management and other fee income	40,684
Depreciation and amortization	(141,070)
General and administrative expenses	(77,683)
Interest, dividends and other investment income	54,417
Other income, net	9,522
Interest expense	(172,888)
Income from continuing operations before income taxes, Income from other real estate investments, Equity in income of real estate joint ventures, Minority interests in income, and Gain on sale of development properties	164,199

Provision for income taxes	(4,387)

Income from other real estate investments	77,062
Equity in income of real estate joint ventures, net	106,930
Minority interests in income, net	(26,254)
Gain on sale of development properties
net of tax of $12,155, $10,824 and $4,401, respectively	25,121

Income from continuing operations	342,671

Discontinued operations:
Income from discontinued operating properties	14,004
Minority interest from discontinued operating properties	(1,497)
Loss on operating properties held for sale/sold	(1,421)
Gain on disposition of operating properties, net of tax	72,042
Income from discontinued operations	83,128

Gain on transfer of operating properties	1,394
Loss on transfer of operating property	-
Gain on sale of operating properties, net of tax	1,066
Total gain (loss) on transfer or sale of operating properties, net of tax	2,460

Net income	428,259

Preferred stock dividends	(11,638)

Net income available to common shareholders	$ 416,621

Note 7. Investments and Advances in Real Estate Joint Ventures

Kimco Prudential Joint Venture, page 92

3.

We have reviewed your response to our prior comment 6. Please confirm to us that you will revise your disclosure in future filings to include similar information at the same level of detail that was provided in your most recent response.

Response

The Company confirms that in future filings, we will include similar information at the same level of detail that was provided in the Company’s most recent response.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo
Michael V. Pappagallo Executive Vice President and Chief Financial Officer

3